

U.S. Securities and Exchange Commission
Division of Investment Management

April 26, 2023

VIA E-mail

Ann Maurer
235 West Galena Street
Milwaukee, WI 53212

      Re: First Trust Hedged Strategies Fund (the "Fund")
              File Nos. 811-23857, 333-270842

Dear Ms. Maurer:

We have reviewed the Fund's registration statement on Form N-2 filed with the Securities and Exchange Commission on March 24, 2023, with respect to an offering of common shares. Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

<u>General Comments</u>

1. We note that portions of the registration statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

2. In addition to co-investment exemptive relief from the provisions of section 17(d) of the Investment Company Act, please supplementally explain if the Fund has submitted or intends to submit any other exemptive applications or a no-action request in connection with the registration statement. Please inform us of the anticipated timing of any applications or requests for relief.

3. Please confirm that the Fund does not intend to issue debt securities or preferred shares within a year from the effective date of the registration statement. If the Fund plans to issue preferred shares within a year from the effectiveness of the registration statement, please include additional disclosure of risks to shareholders in the event of a preferred shares offering.

4. The registration statement appears to contemplate a transaction with the Predecessor Fund that will occur after your decision to become registered as an investment company.

Please tell us how this transaction will be structured to comply with section 17 of the Investment Company Act, including any no-action relief upon which you intend to rely.

5. Please tell us if you have presented or will present any "test the waters" materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Prospectus

Cover

6. In the third paragraph on the cover, the disclosure states that simultaneous with the commencement of the Fund's operations, the Predecessor Fund will be reorganized into the Fund. Please disclose how the private fund holders' shares will be valued for purposes of the reorganization. Will there be any dilution for other shareholders who purchase shares in the initial offering? If so, please provide appropriate cover page and prospectus disclosure. Please explain in correspondence what information investors will have available to them about the Predecessor Fund and its portfolio prior to purchasing Fund shares.

7. In footnote 1 to the table on the cover, the disclosure in the last two sentences states "The minimum initial investment in Class A Shares by any investor is $[25,000] and the minimum initial investment in Class I Shares by any investor is $[25,000]. However, the Fund, in its sole discretion, may accept investments below this minimum." Please explain to us the circumstances under which the Adviser may reduce the stated minimum investment.

8. In *Investment Objective and Strategies*, please explain in the disclosure what a hedge fund is. Please also specify the Fund's principal strategies that are speculative (*e.g.*, use of leverage) and include a cross-reference to the disclosure regarding the risks associated with these strategies. *See* Form N-2, Item 1.1.j. and the Guidelines to Form N-2, Guide 6.

9. In *Interval Fund*, please specify the intervals between deadlines for repurchase requests and pricing and repayment. *See* Guide 10 to Form N-2.

Fund Summary

Fees and Expenses (pages 3-4)

10. In the last paragraph on page 4, regarding the Waiver, please disclose that the Adviser's recoupment may not exceed the net expense ratio in place at the time amounts were waived, and may not exceed the Fund's current net expense ratio.

Fund Fees and Expenses

11. In the narrative preceding the fee table, please disclose the amount of Fund leverage assumed in making the fee calculations.

12. Please revise the fee table footnotes to explain any material assumptions used in estimating expenses. To the extent an estimate is materially different from what the Predecessor Fund would have disclosed, had it been registered previously, please explain the reasons for the variance in correspondence.

Investment Objective and Strategies

Investment Objective

13. In the last line on page 9, the disclosure states "the Fund's investment objective is non-fundamental and may be changed by the Board without the approval of shareholders." If shareholders will be given notice of a change in the Fund's investment objective, please disclose so.

Investment Strategies and Overview of Investment Process

14. On page 10, in *Credit*, the disclosure states that the Fund may invest in Investment Funds using a "distressed and high-yield sub-strategy" that "involves investing in the securities of companies…having below investment grade credit ratings." Please disclose that such securities are commonly referred to as "junk" and may be considered speculative.

15. On page 12, in *Investment Process*, the disclosure in the second sentence of the first paragraph refers to the Investment Adviser's "operational due diligence" as part of its "multi-step Underlying Manager selection process." Please disclose in this section how the Investment Adviser conducts its "operational due diligence" (*i.e.*, what does the Investment Adviser's due diligence entail?).

16. On page 13, in the first paragraph of *Investment Policies and Restrictions*, the disclosure states "The Fund will continue to attempt to *diversify* its holdings in Investment Funds" and it "also expects to continue to *diversify* its holdings among broad categories of investment strategies [emphasis added]." As the Fund is categorized as non-diversified under the Investment Company Act, to avoid confusion, please either delete or replace the word "diversify" each time it is used here.

17. On page 13, in the penultimate sentence of *No Restrictions on Investment Policies,* the disclosure states that "the Investment Adviser will seek to capitalize on attractive opportunities wherever they might be," and in the following sentence, that "the Investment Adviser may employ other strategies or techniques that it considers appropriate and in the best interest of the Fund." The Fund is conducting a continuous offering that requires it to consider the accuracy and completeness of its disclosures – including its strategies and risks disclosures – on an on-going basis. We do not believe

simply referencing "other strategies or techniques" would be sufficient disclosures if such strategies constitute principal strategies. Please clarify whether such "other strategies and techniques" are expected to constitute principal strategies and revise as necessary.

Principal Risk Factors

18. On page 17, in *Borrowing, Use of Leverage*, the disclosure states "the Fund's portfolio may be exposed to the risk of highly leveraged investment programs of certain Investment Funds." Please also disclose that the Fund may be exposed to similar risks through its own use of leverage.

19. On page 28, in *Reliance on Quantitative Analysis*, the disclosure discusses the risks associated with the Investment Funds' reliance on quantitative models and systems. Please also disclose the risks associated with the Fund's use of quantitative analysis in its investment process.

20. On page 32, in *Asset-Backed Securities,* the disclosure states "Investment Fund investments may also include private mortgage pass-through securities that are issued by originators of, and investors in, mortgage loans, including savings and loan associations, mortgage banks, commercial banks, investment banks and special purpose subsidiaries of the foregoing." Please update this disclosure as appropriate to address current risks associated with investment in banks and other financial institutions, as well as the risks associated with investment in mortgage-backed or other securities connected to the commercial real estate market.

21. On page 38, *Interest Rate Risk*, the disclosure states "Although government financial regulators, such as the U.S. Federal Reserve, have taken steps to maintain historically low interest rates, they may raise rates at any time." Please update this disclosure to reflect current economic events, including the Federal Reserve's raising of interest rates and any resulting risks to the Fund.

22. On page 40, please delete the first sentence of *Limits of Risk Disclosures* as it implies the disclosure in the registration statement is materially incomplete.

Passport Select: Model Class of FT Alternative Platform I LLC Performance

23. To the extent that you present quarterly performance net of fees, please include 2018 so that you have five years' performance, consistent with your Average Annual Returns table.

24. With respect to the Predecessor Fund, supplementally, please:

   a. Describe the background of the Predecessor Fund, including information about when and why the Predecessor Fund was created. Please also state the exemption or exclusion from the definition of investment company upon which the Predecessor Fund relied;

b. Confirm that the Investment Adviser was the adviser for the Predecessor Fund for the entire performance period shown. In addition, please discuss whether the Investment Adviser managed any other accounts or private funds that were materially equivalent to the Fund. Were these other accounts converted to registered investment companies, and if not, why not? Please explain why the Predecessor Fund was chosen to be registered and if any other materially equivalent account had lower performance as compared with the Predecessor Fund;

c. State whether the Predecessor Fund transferred substantially all of its portfolio securities or whether the Predecessor Fund transferred only a portion of its assets to the Fund and if so, how much was transferred;

d. If the Predecessor Fund engaged in any transactions, or made any distributions, not in the ordinary course within the past year, explain the nature of the event and why it occurred;

e. State whether the Investment Adviser believes that the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code;

f. Describe whether the Predecessor Fund made any investment strategy changes within a one-year period prior to the date the registration statement was filed and whether such changes were made in anticipation of the conversion to a registered investment company. In addition, please discuss any variation in the level of assets (*e.g.*, via redemptions, transfers of assets to another person or fund, cash infusions) of the Predecessor Fund within a one year period prior to the date the registration statement was filed. If any investors in the Predecessor Fund redeemed out of the Predecessor Fund within one year of this date, please describe whether such investors were able to invest in an account or a private fund with substantially similar investment strategies to those of the Predecessor Fund; and

g. Please represent that the Predecessor Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Advisers Act.

Transfer of Shares

25. The disclosure on page 50 states that transferees by operation of law are entitled to distributions, to transfer or tender shares "but [are] not entitled to the other rights of a Shareholder unless and until the transferee becomes a substituted Shareholder as specified in the Declaration of Trust." Please tell us what "other rights" are covered by this statement and the procedures that must be followed to become a substituted Shareholder. Please clarify how this provision impacts rights shareholders may have under the federal securities laws.

Calculation of Net Asset Value

26. On page 51, the disclosure states "The Investment Adviser's Valuation Committee will oversee the valuation of the Fund's investments on behalf of the Fund." Please disclose the conflict this presents as the Management Fee is based on a percentage of the Fund's net assets.

Shareholder Taxation

27. On page 55, there is a discussion of the tax implications for "*Sales, Exchanges and Redemption*" of Fund shares. However the only source of liquidity for Fund shares is through quarterly repurchase offers – there are no opportunities for share exchanges or share redemptions. Please revise this section as appropriate.

28. Please disclose the tax consequences to Shareholders of share repurchases and related portfolio security sales.

29. Please also disclose the effect that share repurchases might have on the ability of the Fund to qualify as a RIC under federal tax law in the event that share repurchases have to be funded with proceeds from the liquidation of portfolio securities.

Statement of Additional Information

30. On page 4, *Fundamental Policies*, in the Fund's concentration policy (#7), the disclosure states "The Fund will not invest 25% or more of its assets in an Investment Fund that it knows concentrates its assets in a single industry." Please revise the concentration policy or otherwise clarify in the section *Non-Fundamental Policies* that the Fund will not invest in Investment Funds that the Fund knows, in the aggregate, have invested 25% or more of their combined assets in any particular industry.

Exhibits

Agreement and Declaration of Trust

31. Please disclose in an appropriate place within the prospectus the provisions of Section 2.10 *Legal Proceedings* requiring that a Shareholder make a pre-suit written demand upon the Fund Trustees to bring a derivative action and that the Trustees must be afforded a reasonable amount of time to consider the Shareholder's request. Please also disclose in the prospectus that the requirements for bringing derivative actions outlined in Section 2.10 do not apply to claims brought under the federal securities laws.

*   *   *   *   *   *   *

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6779 or Rossottok@sec.gov.

Sincerely,

/s/ Karen Rossotto

Karen Rossotto
Senior Counsel

cc: Veena K. Jain, Esq. and Joshua B. Deringer, Esq., Faegre Drinker Biddle & Reath LLP
     Jay Williamson, Securities and Exchange Commission
     David Manion, Securities and Exchange Commission